File No. 70-9727


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       to
                           APPLICATION OR DECLARATION

                                       on
                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY                                SOUTHERN ENERGY, INC.
270 Peachtree Street, N.W.                          1155 Perimeter Center West
  Atlanta, Georgia 30303                              Atlanta, Georgia 30338

                         SOUTHERN ENERGY RESOURCES, INC.
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

  Tommy Chisholm, Secretary                           Marce Fuller, President
  The Southern Company                                Southern Energy, Inc.
  270 Peachtree Street, N.W.                          1155 Perimeter Center West
  Atlanta, Georgia  30303                             Atlanta, Georgia  30338

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:


W.L. Westbrook                                       Marce Fuller, President
Financial Vice-President                             Southern Energy, Inc.
The Southern Company                                 1155 Perimeter Center West
270 Peachtree Street, N.W.                           Atlanta, Georgia  30338
Atlanta, Georgia  30303

                                John D. McLanahan
                             Robert P. Edwards, Jr.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216

         The Application pending in the foregoing file is amended solely to add the attached Exhibit E.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: December 14, 2000

                                                 THE SOUTHERN COMPANY

                                                 By:_/s/Tommy Chisholm
                                                       Tommy Chisholm
                                                         Secretary

                                                 SOUTHERN ENERGY, INC.

                                                 By: /s/Elizabeth B. Chandler
                                                       Elizabeth B. Chandler
                                                            Secretary

                                                 SOUTHERN ENERGY RESOURCES, INC.

                                                 By:  /s/Elizabeth B. Chandler
                                                        Elizabeth B. Chandler
                                                           Secretary